SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



MARKETLETTER

2Q2022

Eletrobras

Contact RI:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
August 15, 2022
14:30 (Brasília)
12:30 (USA Eastern time)
18:30 (United Kingdom time)
Link: https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferenciadeResultados2Q22-Eletrobras_902

Conference Call in English
August 15, 2022
2:30 p.m (Brasília)
12:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Link Zoom: https://tenmeetings.com.br/ten-events/#/webinar?evento=ConferenciadeResultados2Q22-Eletrobras_902

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Head of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso
Estagiária:
Ana Carolina Dall Orto Couto

INTRODUCTION

Rio de Janeiro, August 12, 2022

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO e XELTB]

Eletrobras, the largest company in the electricity sector in Latin America, operating in the generation, transmission and commercialization segment, direct controller of 4 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel and direct and indirect participation in 77 Special Purpose Entities, announces, on this date, its results for the period referring to the second quarter of 2022.

On May 27, 2022, the Company and BNDESPAR carried out a public offering for the primary and secondary distribution of common shares, simultaneously (a) in Brazil, registered with the CVM, in accordance with the procedures provided for in CVM Instruction No. 400, of December 29, 2003, and (b) abroad, in the form of American Depositary Shares ("ADS"), represented by American Depositary Revenue ("ADR"), registered with the SEC under the Securities Act, resulting in an increase capital of 732,296,868 common shares, for the amount of R$ 30,756,468,456.00. Pursuant to article 24 of CVM Instruction 400, on July 5, 2022, the Bank stabilizing the Offer exercised the right to the over-allotments of 15% of the total Shares of the Brazilian Offer initially offered, in the amount of 104,621,528 commom shares. With the primary issue and over-allotments, the Company's capital increased to R$ 69,813,740,002.52, through the total issue of 732,296,868 common shares. As a result of the Public Offering above, Eletrobras and its subsidiaries became private companies, following the "True Corporation" model with a vote limited to 10% for all shareholders holding common shares (or group of shareholders), including the Federal Government and their direct or indirect entities.

The Company's results in 2Q22, which will be discussed below, already considers the accounting effects of the separation of Eletronuclear, which is no longer a company controlled by Eletrobras and is being treated as a discontinued business, the sale of the equity interest held in Itaipu Binacional and the signing of new generation concession contracts resulting from privatization.

2nd QUARTER OF 2022

Eletrobras presented, in the second quarter of 2022 (2Q22), a net income of R$ 1,401 million, 45% lower than the profit of R$ 2,530 million obtained in the second quarter of 2021 (2Q21). The Company recorded a positive effect arising from the impact of privatization events in the total amount of R$742 million and a R$454 million effect on income from the sale of CEEE-T.

However, the 2Q22 result was negatively impacted by the provision for losses on investments in the amount of R$890 million, mainly due to the capital contribution made by Furnas to SPE Santo Antônio Energia, in June 2022, by the registration allowance for loan losses that totaled R$694 million, mainly due to the delinquency of the distributor Amazonas Energia, especially with regard to the financial debt with

the holding company and the negative exchange rate variation of R$625 million in the quarter, mainly due to , of the Company's dollar-denominated debt exposure.

Net Operating Revenue increased from R$7,435 million in 2Q21 to R$8,856 million in 2Q22, an increase of 19%, influenced by the better performance in bilateral contracts and the annual adjustment of transmission revenues, whose asset base was expanded in the 21/22 by the RBSE reprofiling. IFRS EBITDA, in the amount of R$2,984 million in 2Q21, changed to a positive amount of R$4,148 million in 2Q22. Adjusted Net Operating Revenue grew by 19%, from R$7,419 million in 2Q21 to R$8,852 million in 2Q22. Adjusted Ebitda grew by 6%, from R$4,599 million in 2Q21 to R$4,861 million in 2Q22.

OTHER 2Q22 HIGHLIGHTS

Cash of R$15.5 million and Net Debt of R$15.1 million. LTM Recurring EBITDA of R$20.8 billion, forming a Net Debt/LTM Recurring EBITDA ratio of 0.7. Eletrobras' debt was substantially affected by the deconsolidation of Eletronuclear's gross debt, in the total amount of R$ 6.8 billion, and Eletrobras will continue, under the terms of Law 14,182/21, to guarantee the debts of the Angra 3 nuclear plant. , prior to privatization, in the amount of R$ 6.2 billion. It is noteworthy that, as of 3Q22, Eletrobras will consolidate SAESA's net debt of around R$ 19.8 billion, in which Furnas now holds a 72% stake, which, if it had occurred in 2Q22, estimates that would increase the pro forma net debt of Eletrobras to R$ 34.9 billion and a pro forma net debt/Adjusted Ebitda pro forma of 1.6x.

Derivatives: net expense of R$ 478 million in 2Q22, as a result of the variation in the LME – London Metal Exchange in the period.

Tabela 01: MAIN INDICATORS (R$ MILLION)

2022	2021	%		2Q22	2Q21	%
73.2	96.7	-24.3%	Energy Sold - Generation GWh (1)	31,3	31,5	-0,9%
20,333	17,950	13%	Gross Revenue	10,516	8,971	17%
20,261	17,933	13%	Recurring Gross Revenue (2)	10,512	8,954	17%
17,018	14,907	14%	Net operating revenue	8,856	7,435	19%
16,953	14,890	14%	Recurring Net Operating Revenue (3)	8,852	7,419	19%
7,545	6,575	15%	EBITDA	4,148	2,984	39%
9,791	9,325	5%	Recurring EBITDA (4)	4,861	4,599	6%
44%	44%	0.2	Ebitda Margin	47%	40%	6.70
58%	63%	-4.9	Recurring Ebitda Margin	55%	62%	-7.08
35,263	46,284	-24%	Gross debt without third party RGR	35,263	46,284	-24%
15,142	16,928	-11%	Recurring Net Debt	15,142	16,928	-11%
0,7	1,0	-24%	Recurring Net Debt / Recurring LTM EBITDA	0,7	1,0	-24%
4,117	4,139	-1%	Net Profit	1,401	2,530	-45%
3,050	1,502	103%	Investments	2,548	983	159%
10,508	12,182	-14%	Employees	10,508	12,182	-14%

(1) Does not consider the energy allocated to quotas, from plants renewed by Law 12,783/2013; (2), (3) and (4) Adjustments detailed in the consolidated analysis presented below.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

1 ANALYSIS OF THE CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS

2022	2021	DRE	2Q22	2Q21
10,601	10,092	Generation Revenue	5,227	5,103
9,219	7,506	Transmission Revenue	4,978	3,690
512	352	Others Revenue	310	178
20,333	**17,950**	**Gross Revenue**	**10,516**	**8,971**
-3,315	-3,042	Deductions from Revenue	-1,660	-1,535
17,018	**14,907**	**Net Operating Revenue**	**8,856**	**7,435**
-3,800	-3,308	Operational costs	-1,907	-1,818
-3,749	-3,607	Personnel, Material, Services and Others	-2,070	-1,830
-998	-607	Depreciation and amortization	-497	-298
-4,265	-1,998	Operating Provisions	-2,238	-906
4,206	**5,387**		**2,144**	**2,583**
1,113	601	Shareholding	487	179
242	0	Others Revenues and Expenses	121	0
5,560	**5,988**		**2,752**	**2,763**
-863	180	Financial Result	-1,457	690
4,698	**6,168**	**Income before tax**	**1,295**	**3,453**
-1,567	-2,009	Income tax and social contribution	-793	-847
3,130	**4,159**	**NET INCOME from Continuing Operations**	**502**	**2,606**
987	-20	Net Income From Discontinued Operations	899	-76
4,117	**4,139**	**NET INCOME FOR THE PERIOD**	**1,401**	**2,530**

TABLE 03: RECURRING CONSOLIDATED RESULT

2022	2021	Recurring Financial Statement *	2Q22	2Q21
10,529	10,067	Generation Revenue Recurring	5,223	5,086
9,219	7,506	Transmission Revenue Recurring	4,978	3,690
512	360	Others Revenue Recurring	310	178
20,261	**17,933**	**Gross Revenue Recurring**	**10,512**	**8,954**
-3,307	-3,042	Deductions from Revenue Recurrent	-1,660	-1,535
16,953	**14,890**	**Net Operating Revenue Recurring**	**8,852**	**7,419**
-3,793	-3,27	Operational costs Recurring	-1,903	-1,798
-3,607	-3,213	Personnel, Material, Services and Others Recurring	-1,988	-1,645
-998	-607	Depreciation and amortization Recurring	-497	-298
-875	317	Operating Provisions Recurring	-586	443
7,680	8,117		**3,877**	**4,122**
1,113	601	**Shareholdings Recurring**	487	179
8,793	8,718		**4,364**	**4,301**
-658	535	Financial Result Recurring	-1,417	907
8,134	**9,253**	**Income before tax Recurring**	**2,946**	**5,209**
-1,866	-1,767	Income tax and social contribution Recurring	-1,091	-605
6,269	**7,486**	**Net Income for the year Recurring**	**1,855**	**4,604**

* Non-recurring adjustments mentioned in the Highlights.

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

Highlights in the Analysis 2Q21 X 2Q22

Below are the main highlights of 2Q22. For more details on the companies' results, see annex 2 of the Investor Report.

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	2Q22	2Q21	%	2022	2021	%
Generation Revenue						
Energy supply to distribution companies	2,818	2,581	9%	5,683	5,348	6%
Supply	971	809	20%	1,908	1,528	25%
CCEE	333	643	-48%	816	1,108	-26%
Operation and Maintenance Revenue	1,097	1,018	8%	2,179	2,053	6%
Construction Revenue	4	16	-76%	7	25	-71%
Itaipu Transfer	5	35	-87%	9	31	-73%
Generation Revenue	**5,227**	**5,103**	**2%**	**10,601**	**10,092**	**5%**
Non-recurring events						
(-) Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	-	-	-	-65	-	-
(-) Construction Generation	-4	-16	-76%	-7	-25	-71%
Adjusted Generation Revenue	**5,223**	**5,086**	**3%**	**10,529**	**10,067**	**5%**

VARIATION ANALYSIS 2Q21X2Q22

ENERGY SUPPLY TO DISTRIBUTION COMPANIES: Revenue obtained from a customer that is not a final consumer, such as generators, traders and distributors.

- At Eletronorte (+R$182 million): (i) the R$44 million increase in sales at UHE Tucuruí in the ACL (2Q21 R$468 million X 2Q22 R$512 million), due to the 3% increase in energy sold (2Q21 1,492 MWav x 2Q22 1,534 MWh) and a 6% price increase (2Q21 R$143.76/MWh X 2Q22 R$152.88/MWh); and (ii) the R$ 96 million increase in revenue from the sale to the distributor Amazonas Energia of energy from the PIEs in the capital (2Q21 R$ 625 million X 2Q22 R$ 721 million) due to a 15% increase in Prices Contracts linked to the IGPM (2Q21 R$ 888.95/MWh X 2Q22 R$ 1,017.90/MWh), and the revenue from this contract is entirely for the transfer of energy and fuel purchase costs; (iii) the R$ 20 million increase in sales at UTE Mauá (2Q21 R$ 283 million X 2Q22 R$ 303 million), as a result of the 11% increase in contractual prices (2Q21 R$ 345.45/MWh X 2Q22 R$ 383.32/MWh), and the amount of energy remained constant at 108 MWmed.
- At CGT Eletrosul (+R$86 million): (i) R$17 million increase in ACR revenue due to the 10% increase in average sales prices (R$275/MWh vs. environment as a result of the adjustment by the IPCA.; (ii) increase of R$69.7 million in ACL revenue due to the positive variation in the average sales price of contracts signed in this environment (average price of R$193 in 2Q21 and R$291 in 2Q22) and the slight increase in quantity sold for the period (from 293 average MW in 2Q21 to 301 average MW in 2Q22).

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Partially offset by:

• Chesf (-R$44 million): i) Reduction of 83 average MW sold in the ACL in 2Q22, equivalent to approximately R$ 47.6 million, due to a change in strategy in the quarter compared to 2Q21; This effect was partially offset by: (ii) suspension of payment of reimbursements for wind availability contracts in 2022, due to the delay in implementing the constrained-off compensation methodology for wind generators, defined by ANEEL through REN ANEEL 927/ 2021 (reimbursements paid in 2Q21 were around R$1.5 million).

SUPPLY FOR END CONSUMERS: Revenue obtained from a customer who is a final consumer

- At Eletronorte (+R$92 million): (i) the increase in Albras billing (800 Mwh contract), by R$84 million, due to the readjustment of the base price and the variations of the parameters, defined in the contract, used for the calculation of the final sale price: aluminum price, Dollar and sector charges, namely: (a) 32% update of the base price by the IGP-M, in May/21, from R$ 134.77/MWh to R$ $ 177.92/MWh, and 15%, in MAI/22, rising to R$ 204.00/MWh; (b) 38% increase in average aluminum prices (US$ 2,333 2Q21 X US$ 3,224 2Q22); (c) negative variation of 7% in the average dollar conversion rates (2Q21 R$5.30/US$ X 2Q22 R$4.92/US$). (ii) variation of R$ 9 million due to the 31% readjustment of other sales contracts at UHE Tucuruí (2Q21 R$ 175.45/MWh X 2Q22 R$ 229.94/MWh).

- Chesf (+R$38 million): (i) increase in the period of around 11 MW average in the consumption of industrial customers reached by Law 13,182/2015 in 2Q22 (equivalent to R$ 38 million), due to the low consumption verified in the 2Q21 by consumer in contractual termination process, whose energy was contracted by another consumer as of June/2022, as provided for in Law 13,182/2015.

- In Furnas (+R$31 million): The variation is due to: (i) Adjustments in unit prices of supply contracts, linked to UHE Itumbiara (Law 13,182), of approx. 9%, resulting in an increase of R$ 28 million in the period. (ii) Start of new supply contracts, initiated in 2022, representing an increase of R$ 3 million.

CCEE

- At Eletronorte (-R$221 million): (i) Regarding the Tucuruí, Samuel and Curuá-Una Hydraulic Plants: (i) the 74% reduction in PLD (2Q21 R$ 211.26/MWh X 2Q22 R$ 55 .70/MWh), due to the improvement in hydrology, even if it occurred; (ii) 21% increase in post-GSF seasonal physical guarantee (2Q21 2,803 MWavg X 2Q22 3,398 MWavg) and (iii) 2% increase in energy sold through bilateral contracts (2Q21 2,455 MWavg X 2Q22 2,502 MWavg).

- At Chesf (-R$63 million): (i) variation in the average PLD from R$202/MWh (in 2Q21) to R$56/MWh (in 2Q22), and (ii) maintenance of the GSF injunction, which was in force until May/2021, with no effect in 2022, whose impact was an increase in revenue of around R$36 million in 2Q21.

- In the holding company (-R$61 million): there was a significant reduction in the amounts of energy sold in the short term by the CCEE, compared to the same period in 2021, due to the improvement in the country's hydrological conditions, significantly reducing the need to import electricity from the Oriental Republic of Uruguay.

- At CGT Eletrosul (-R$25 million): The variation was due to: (i) 76% reduction in PLD (from R$ 230 / MWh in 2Q21 to R$ 56 / MWh in 2Q22), corresponding to the variation negative R$ 20.7 million; and (ii) reduction in energy settled in 2Q22 compared to 2Q21, corresponding to a reduction of R$ 4.6 million.

Partially offset by:

- In Furnas (+R$60 million): This is explained by the variation in the GSF in the period, which increased by approx. 6% (average of 76% in 2021 and 87% in 2022), despite the drop in the average PLD from R$ 229.44 in 1Q21 to R$ 55.70 in 1Q22), and the lower energy sales in the period, which together with the Generation Out of Order of Merit - GFOM of UTE Santa Cruz in the month of Apr/22, they provided a greater amount of energy to be settled in comparison with the previous period and, consequently, a higher result in the MCP.

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

- At Chesf (+R$61 million): (i) annual RAG adjustment of around 6.5%, in accordance with Ratifying Resolution No. 2902/2021 (2021-2022 cycle), and (ii) increase of 57.19% from CFURH, the equivalent of approximately R$ 18 million.

CONSTRUCTION REVENUE

- In Furnas (-R$12 million): The value is based on the investment made, so there is no comparison with previous periods. The variation in the Furnas plants (2Q21 = 2.64 million and in 2Q22 = 789 thousand) and in Porto Colombia (2Q21 = 9.63 million and in 2Q22 = 289 thousand) stands out. With Law 14,182/21, the treatment for quota plants was changed and as of June/22 there will no longer be any accounting of the financial asset generation in construction revenue.

ITAIPU TRANSFER

- In Holding (-R$ 30 million): (i) the reduction observed reflects the drop in the value of the balance of regulatory assets, which was R$ 417 million in 2Q21 and went down to R$ 101 million in 2Q22. As a result, the effect of US inflation on the balance tends to be smaller and smaller in nominal terms, even though this indicator has seen growth.

ANALYSIS OF VARIATION 2022X2021

- Revenue from the Power Generation segment grew by 5% in the 1st half of 2022 compared to the same period of the previous year. This growth was mainly influenced by the higher revenue from Supply and Supply of electricity, which had increases in prices and volumes, by the readjustment of contracts, and by the growth in revenue from Operation and Maintenance Revenue of the plants still under quota regime. , as a result of the annual adjustment of the RAG.

TABLE 05: TRANSMISSION REVENUE

Operating Transmission Revenue	2Q22	2Q21	%	2022	2021	%
Transmission Revenue	**4,978**	**3,690**	**35%**	**9,219**	**7,506**	**23%**
O&M Revenue - Renewed Lines	1,295	938	38%	2,516	1,991	26%
O&M Revenue	293	413	-29%	595	717	-17%
Construction Revenue	261	203	29%	409	322	27%
Contractual Revenue - Transmission	3,129	2,136	46%	5,699	4,476	27%
Adjustment - Non-recurring events						
Recurring Transmission Adjusted	**4,978**	**3,690**	**35%**	**9,219**	**7,506**	**23%**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

ANALYSIS OF VARIATION 2Q21X2Q22

O&M REVENUE - RENEWED LINES LAW 12.783/13

- Chesf (+R$169 million): (i) publication of Aneel Resolution 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle of 11.73%, (ii) the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.

- At Eletronorte (+R$102 million): (i) increase in revenue of R$130.4 million due to the decrease in the amortization reducing portion, from R$369.5 million to R$239.1 million (average) due to the Tariff Review process of contract 058/2001, offset by (ii) a R$ 122.2 million reduction in billed revenue, mainly impacted by the reduction in Approved Revenue for the cycle, Adjustment Installment and PIS/PASEP /COFINS, all referring to Contract 058/2001 as amended by ANEEL Homologatory Resolution 2,959/2021; and (iii) an increase of R$94 million, as in 2021, there was an accounting reclassification between renewed and non-renewed O&M revenue, which adjusted 2Q21, without impacting total transmission revenue.

O&M REVENUE - EXPLORATION REGIME

- At Chesf (-R$85 million): (i) publication of Aneel ratifying Resolution 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle of 11.73% (including the effects of the tariff review of concession contracts 006/ 2009, 007/2005, 017/2009 and 018/2009), (ii) recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.

- In subsidiary Eletronorte (-R$80 million): (i) increase of R$20.3 million in billed revenue; (ii) a R$6.2 million decrease in revenue due to the increase in the amortization reduction portion (67.6 million in 2021 vs. 73.8 million in 2022); and (iii) a reduction of R$94 million, as in 2021, there was an accounting reclassification between renewed and non-renewed O&M revenue, which adjusted 2Q21, without impacting total transmission revenue.

  Partially offset by:

- At CGT Eletrosul (+R$32 million): The variation is mainly due to: i) Readjustment of RAP Revenue referring to the 010/2005 concession, under the effect of the IGP-M index of 37%, resulting in an increase of R$ 18, 5 million; iii) Readjustment of RAP Revenue referring to other concessions, under the effect of the IGP-M (37%) or IPCA (8.05%) index, resulting in an increase of R$ 11.7 million.

- In Furnas (+R$14 million): Increase due to the change in tariff cycles, based on current regulations - REH no. 2,959/21 - which, in its annexes, details the readjustments of the Transmitters' RAPs. Highlight for the contracts of Macaé Campos, which varied between 2Q21 and 2Q22 by 38% (2.09 million) and Ibiúna Batéia, with a variation of 38% (16.42 million), impacted by the amounts of billed RAP, which underwent adjustments to obtain of corporate accounting modeling.

CONSTRUCTION REVENUE – TRANSMISSION

- CGT Eletrosul (+R$65 million): The variation is mainly due to; (i) Increase in the volume of transmission projects being built by the company between the periods, from R$25.3 million in 2Q21 to R$78.5 million in 2Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system. (ii) Recognition in May/22 of R$10.4 million arising from the TSLE merger process and (iii) R$2.6 million referring to the 2021-2022 RAP Cycle Review.

CONTRACTUAL REVENUE – TRANSMISSION

- Chesf (+R$362 million): (i) increase in the asset balance of the RBSE, substantially due to the reprofiling of the RBSE, the complementary consideration of the KE in the RAPs related to the RBSE and the completion of the inspection of the BRR appraisal report of the contract 061/2001, registered in September 2021.

- In Furnas (+R$85 million), Eletronorte (+R$83 million) and CGT Eletrosul (+R$69 million): increase in the asset balance of the RBSE, substantially due to the reprofiling of the RBSE and the complementary consideration of the KE in the related RAPs the RBSE, registered in September 2021.

VARIATION ANALYSIS 2022X2021

- The variations in transmission revenues especially reflect the increase in inflation rates used by ANEEL with an impact on the RAP readjustment for the 2021/2022 cycle, impacting both revenue from contractual assets and revenues from operation and maintenance of transmission lines, as well as a reprofiling of the RBSE carried out in the 2021/2022 cycle, which increases the asset base.

TABLE 06: OTHER OPERATING REVENUE

Operating Income	2Q22	2Q21	%	2022	2021	%
Others Revenues	310	178	74%	512	352	46%
Non-recurring events						
Revenue reversal energy interconnection between Brazil and Uruguay	0	0	100%	0	8	100%
Other recurring income	310	178	74%	512	360	42%

OTHERS REVENUES

VARIATION ANALYSIS 2Q21X2Q22

- In the holding (+R$69 million): increase in Procel's revenue in the amount of R$67.5 million, given that the projects with the highest volume of associated resources (from the 3rd PAR/PROCEL) started operations and projects from the 2nd PAR /PROCEL had their payments postponed to 2022. It is important to point out that the Holding is responsible for managing Procel and this inflow of funds is a reimbursement.

- At Eletronorte (+R$54 million): (i) increase of R$29.7 million in CDE; R$ 10.5 million in Proinfa; R$3.9 million in Operation and Maintenance services; R$3.2 million in leases and rentals; and R$ 6.4 million in other revenues.

- At Chesf (+R$14 million): (i) increase in revenues from leases and rentals (+R$13 million), mainly due to telecommunications services; (ii) increase in miscellaneous income (+R$0.8 million); (iii) reduction in revenue from engineering services (-R$0.3 million).

OPERATING COSTS AND EXPENSES

Tabela 07: OPERATIONAL COSTS AND EXPENSES

Operational costs	2Q22	2Q21	%	2022	2021	%
Energy purchased for resale	-557	-507	10%	-1,040	-1,006	3%
Charges on use of the electricity grid	-572	-456	25%	-1,149	-887	30%
Fuel for production electric power	-461	-593	-22%	-1,098	-1,004	9%
Construction	-317	-262	21%	-512	-411	25%
Personnel, Material, Services and Others	-2,070	-1,830	13%	-3,749	-3,607	4%
Depreciation and amortization	-497	-298	67%	-998	-607	64%
Operating Provisions	-2,238	-906	147%	-4,265	-1,998	113%
Total Operating Costs and Expenses	**-6,712**	**-4,852**	**38,3%**	**-12,812**	**-9,520**	**35%**
Non-recurring events						
(-) Non-recurring PMSO events	81	185	-56%	141	394	-64%
(-) Non-recurring provisions	1,651	1,350	22%	3,390	2,315	46%
(-) Generation Construction	4	16	-76%	7	25	-71%
(-) Transfer of coal from the Material heading	0	4	-100%	0	13	-100%
Total Recurring Operating Costs and Expenses	**-4,975**	**-3,298**	**51%**	**-9,273**	**-6,773**	**37%**

VARIATION ANALYSIS 2Q21X2Q22

ENERGY PURCHASED FOR RESALE

- In Furnas (+R$95 million): (i) price readjustment of the current purchase agreements of approximately 14% in the period, representing an increase of approximately R$38 million; (ii) Purchases made in 2Q22 (taking advantage of market opportunities, including incentivized energy) without comparison in 2021, totaling R$ 67 million for the period.

- At Eletronorte (+R$11 million): (i) R$55 million increase in purchase contract costs, as a result of the contractual readjustment of PIEs based on the IGPM; (ii) start of the TEMPO power purchase agreement, totaling R$5 million; Partially offset by (iii) an increase in tax recovery (PIS, COFINS and PASEP) and leasing recoverable by R$ 49 million, which are accounted for as rectifiers (reducers) in the expense accounts.

Partially compensated by:

- At the holding company (-R$55 million): reduction in imports in the second quarter of 2022, compared to the same period in 2021, was due to the improvement in the country's hydrological conditions, significantly reducing the need to import electricity from of the Oriental Republic of Uruguay.

FUEL FOR ELECTRIC POWER PRODUCTION

- In Furnas (-R$141 million): mainly due to the difference in the dispatch of the Santa Cruz plant, which had a generation of 58,159 MWh in 2Q22 and in the same period of 2021 a generation of 485,342 MWh, representing a decrease of 427,183 MWh.

Partially compensated by:

- At Eletronorte (+R$45 million): (i) increase of R$102.3 million in ancillary expenses for natural gas (Transport and Margin Ship or Pay), as a result of (a) reduction in gas consumption by UTE's Aparecida and Mauá 3 of -22.45% and -29.49%, respectively, which generated an overpayment

obligation of Ship or Pay for the unconsumed gas; and (b) the effect of the 9.21% increase in the price of natural gas for the period, partially offset by (ii) a reduction of R$57 million in the following accounts: (a)- R$35 million in expenses with the purchase of natural gas, given the reduction in natural gas consumption of -17.17%, due to the reduction in energy generation at UTE Mauá 3 and UTE Aparecida imposed by the ONS due to the increase in the reservoirs of the Hydroelectric Plants - UHE of the Submarket of North Region, causing dispatches from the North Subsystem HPPs to be prioritized compared to thermal plants that have inflexibility in their contracts and use fuel in their operation, even offsetting the effect of the readjustment of the price of natural gas, which was readjusted an average of 9.21%; and (b) - R$ 22 million related to ICMS reversal on sales of energy produced by UTE Mauá 3, due to the consumption of natural gas, due to the sale being outside the state of Amazonas and exempt from ICMS. However, the increase in the fuel bill was offset by an increase of approximately R$41 million in expense recovery (subsidy), due to: (i) the effect of the adjustment in the price of natural gas for the period, which was readjusted in average of 9.21%, as well as the reimbursement of higher volumes of natural gas for ancillary expenses (Transport and Margin Ship or Pay).

NETWORK USE CHARGES

- Mainly as a result of the increase in the tariff for the transmission and distribution system, with the highlights being Eletronorte (+R$24 million) and Furnas (+R$5 million).

CONSTRUCTION

- At CGT Eletrosul (+R$63 million): (i) Increase in the volume of transmission projects being built by the company between the periods, jumping from R$25.3 million in 2Q21 to R$78.5 million in 2Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system. (ii) Recognition in May/22 of R$ 10.4 million arising from the TSLE merger process.

- At Chesf (+R$32 million): The construction cost in the periods is directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress.

Partially compensated by:

- At Eletronorte (-R$26 million): (i) Reduction of R$10 million in construction expenses (reduction in contracts 021/2009, 012/2009, 012/2011 and increase in contract 004/2011). (ii) reduction of R$ 16.6 million in the expense of Construction of Contract 058/2001.

VARIATION ANALYSIS 2022X2021

- The sum of the costs of Energy purchased for resale, Charges on use of the electricity grid, Fuel for electricity production and construction, in the 1st half of 2022, increased by 15%, mainly impacted by: (i) the increase in charges network usage, which presented a 30% growth in relation to the same period of the previous year, mainly caused by the TUST readjustment; and (ii) the increase in construction costs, which are directly related to the expenses incurred in the generation and transmission investment events in progress.

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	2T22	2T21	%	2022	2021	%
Personnel	-1,209	-996	21%	-2,153	-2,036	6%
Material	-61	-47	28%	-104	-101	3%
Services	-432	-337	28%	-783	-648	21%
Others	-368	-449	-18%	-708	-821	-14%
PMSO total	**-2,070**	**-1,830**	**13,1%**	**-3,749**	**-3,607**	**3,9%**
Non-Recurring Items						
Termination costs	1	17	-	1	80	1%
Indemnity Allowance Health Plan	17	0	0%	32	0	0%
Labor Claims	22	29	0%	39	47	83%
Payment of Historical Hours Bank 25%	0	1	0%	0	1	
Coal transfer from 1Q21 to Fuel account	0	-4	0%	0	-13	0%
PIS/COFINS credit - inputs from UTE Candiota III previous periods	0	-4	0%	0	-4	0%
SWAP expenses referring to 1Q21	0	-2	0%	0	0	0%
FEE Consent Capitalization	14	0	0%	16	0	0%
Recovery of expenses (Commissions Debentures transferred to Liabilities)	0	0	0%	0	-8	0%
Indemnities, losses and damages: CAEFE (2022) Furnas	26	0	0%	46	0	0%
IR not collected from conviction paid in 2015	0	0	0%	0	42	-
IR resulting from Action - AntT Transfer	0	40	-	0	40	-
Legal costs and fees holding and Furnas	1	35	-	7	44	-
Labor Costs	0	8	-	0	13	-
Indemnities - Losses and Damages	0	0	0%	0	38	-
Decrease SPE FOTE	0	7	-	0	7	-
Generator set rental (emergency assistance to Amapá)	0	13	-	0	41	-
Sale of Transmission Assets to Energisa	0	0	0%	0	-3	-
Reimbursement of Transmission Assets to Energisa	0	0	0%	0	2	-
Problem of accounting for previous years	0	0	0%	0	-7	-
Indemnities, losses and damages - Nova Engevix, CIEN and Furnas Outsourced	0	45	-	0	45	-
Write-off of Assets (Energisa Acre)	0	0	0%	0	29	-
Adjusted PMSO	**-1,988**	**-1,645**	**21%**	**-3,607**	**-3,213**	**12%**

VARIATION ANALYSIS 2Q21X2Q22

PERSONNEL

- The variation in the account reflects the readjustment of collective bargaining agreements - 2-year ACTs, as the 2021/22 ACT 6.76% only took effect from September 2021 (retroactive to May 2021), whereas the ACT22/23, which had an adjustment of 12.13% (IPCA), was agreed during 2Q22, impacting 2 months of 2Q22. In addition, the salary progression in 2022 stands out, with impacts on salaries, benefits, 13th salary, among others, measures with an estimated impact of R$180 million in the quarter.

- Payment of an indemnity bonus, of approximately R$17 million related to the change in the health plan conditions and the increase in the co-participation of the companies' employees.

MATERIAL

- At CGT Eletrosul (+R$6 million): (i) adjustments in 2Q21 retroactive to Jan/21 related to the regularization of mineral coal registration for the fuel item, reducing the amount of expenses by R$ 3.7 million in 2Q21; (ii) higher expenses with materials in 2Q22 related to the increase in maintenance, especially in the transmission system, with an impact of R$ 2.5 million; and (iv) lower registration of tax credit (PIS/Cofins) between the periods, resulting from the lower consumption of materials by UTE Candiota in the amount of R$ 0.9 million and the recording of the credit from Mar/21 in April/21 of BRL 1.5 million.

- In Furnas (+R$ 6 million): (i) increase in Operational Maintenance material - direct acquisition, in the amount of R$ 4.1 million and compared to 2Q21, still in a pandemic scheme, maintenance was much lower ; and (ii) the R$1.4 million increase in Fuel and Lubricants, essentially impacted by the rise in prices in recent months.

SERVICES

- In Furnas (+R$39 million): (i) R$18.56 million increase in Medical, Hospital and Dental care (due to the damming of expenses related to the use of the health plan, due to the pandemic in 2021, where elective surgeries were not being authorized and use of the plan dropped during this same period in 2021; (ii) impact of maintaining the old AIS plan for those incentivized (former company employees who left in previous POSs with incentives financial system); (ii) an increase in expenses with Financial System Services of R$ 13.3 million related to the consultancy to obtain a waiver from the creditors of Furnas debentures, for the purpose of contribution to SAESA; and (iii) an increase in expenses with Sharing Infrastructure (Costs of Global Coordination of the CSC) in R$ 4.4 million.

- At Chesf (+R$14 million): (i) (R$8.5 million increase in cleaning and upkeep of properties and facilities; (ii) R$3.6 increase in maintenance services for operating assets million; (iii) R$2.4 million increase in cargo transportation; (iv) R$1.9 million increase in surveillance services; (v) R$0.7 million increase in utilities and services, partially offset by (vi) a reduction in expenses with hired labor, R$ 2.3 million due to the improvement in processes; (vii) a reduction in technical/administrative services, R$ 1.1 million, with emphasis on services with consulting.

- At the holding company (+R$33 million): increase of R$23 million with Procel studies and projects, payment of an Annuence Change of Control Fee to banks of R$14 million, partially offset by a reduction of R$7 million in expenses with software.

Partially offset by:

- At CGT Eletrosul (-R$14 million): (i) increase of R$8.5 million due to the annual maintenance stoppage at the Candiota plant, which, although carried out in 1Q22, was reflected in the following quarter; (ii) in 2Q21, the effects of measures to combat the Covid 19 epidemic and service contingencies were still felt; (iii) an increase of R$ 5.9 million with the O&M services of the SPEs FOTE and TSLE, consolidated companies and later merged into CGT Eletrosoul; (iv) increase of R$ 0.9 million with consulting services, mainly legal; and (v) an increase of R$0.6 million in trips due to the face-to-face return.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

OTHERS

- At Chesf (-R$647 million): (i) registration of a Provisional Credit Reduction - RPC of R$790 million, in 2Q21, due to the analysis of long-term overdue credits with clients Libra do Brasil S.A., Equatorial Alagoas and Energisa Sergipe, with no occurrence in 2Q22.
- In Furnas (-R$45 million): (i) reductions in indemnities, losses and damages of R$ -17.6 million, while 2Q21 was negatively impacted by the Nova Engevix process R$ 45 million, 2Q22 was negatively impacted for the CMELPAR process R$ 27.62 million; (ii) reduction in Operating Losses, where R$ -28.9 million are due to the loss with the acquisition of equity interest in Serra do Facão, owned by Camargo Correa at the time, which took place in May/21; and (iii) reduction in Bank Guarantee by R$ -11.7 million.
- In the Holding (-R$74 million): (i) expense incurred in 2Q21, with no counterpart in 2022, with Tax levied on the debt charges of the old debt of Eletrobras to Eletronorte, settled upon payment in kind that resulted in in the transfer of control of Amazonas GT (R$ 40 million); (ii) expense incurred in 2Q21, with no counterpart in 2022, with Judicial Costs and Judicial Condemnations (-R$ 28 million); (iii) Higher recovery of expenses in 2Q22 (R$ 17 million), (iv) Reduction of compulsory fees and taxes (R$ 4 million); (v) Foundation Compl. Mathematical Reserve (R$ 10 million) occurred in 2Q21 with no counterpart in 2Q22 and (vii) Reduction of expenses with Judicial Convictions. (BRL 8 million). Partially offset by (i) in 2Q22, an increase in expenses with the Procel Guarantees program (R$ 45 million), referring to the FGEnergiaBNDES contract for financial agents that provide specific credit lines for energy efficiency projects, without comparison in 2Q21.

VARIATION ANALYSIS 2022X2021

- Personnel, material, services and other costs and expenses presented, in the 1st half of 2022, a variation of 14% in relation to the same period of the previous year, mainly reflecting: (i) an increase of R$183 million in services, due to the expenses with contracting studies, projects and consultancy; and (ii) in the personnel account, application of the ACT 2021 of 6.76% from September 2021 retroactive to May 2021, and also application of the ACT22/23 readjustment of 12.13% (IPCA), impacting the staff account.

DEPRECIATION AND AMORTIZATION

Table 09: Depreciation and Amortization

Depreciation and amortization	2Q22	2Q21	%	2022	2021	%
Depreciation and amortization	-497	-298	67%	-998	-607	64,5%

- At Eletronorte (-R$160 million): (i) increase of R$ 171.1 million related to amortization due to the extension of the concession exploration right occurred in the last quarter of 2021; partially offset by the reduction of: (ii) R$8.8 million related to generation depreciation; and (iii) R$3.1 million related to leasing.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

OPERATING PROVISIONS

Table 10: OPERATING PROVISIONS

Operating Provisions	2Q22	2Q21	%	2022	2021	%
Operational provisions / reversals	**-2,238**	**-906**	**147%**	**-4,265**	**-1,998**	**113%**
Non-recurring provisions/reversals						
Provision for Disputes	-707	-1,111	-36%	-1,363	-2,031	-33%
Allowance for PCLD Prospective credit loss estimate (CPC 48)/ RPCs Chesf	-250	118	-312%	-1,307	118	-1207%
Onerous contracts (d)	291	0	-	291	0	-
Provision for investment losses (a)	-890	7	-13051%	-906	-8	10993%
RAP adjustment portion (g)	0	0	-	0	0	-
Long-term asset impairment	-66	-100	-35%	-66	-100	-35%
Provision/(Reversal) for Implementation of Shares - Compulsory Loan	-30	-52	-43%	-41	-46	-11%
Provision for judicial deposits	0	0	-	0	0	-
Provision for the reduction of Fuel inventories	0	0	-	0	0	-
ANEEL Provision – CCC	0	-203	-100%	0	-240	-100%
Provision for unsecured liabilities	0	0	-	0	0	-
Usina Candiota III - Inflexibility	0	0	-	0	0	-
Usina Candiota III – Fuel	0	-8	-100%	0	-8	-100%
Non-recurring provisions/reversals	**-1,651**	**-1,350**	**22%**	**-3,390**	**-2,315**	**46%**
Recurring Provisions/Reversals						
Guarantees	-32	2	-1921%	-29	20	-248%
PCLD (excluding PCLD Prospective Estimate of Prospective Credit Loss (CPC 48))	-445	387	-215%	-648	275	-336%
GAG Improvement	-60	-1	6351%	-135	-52	160%
Others	-50	55	-190%	-63	74	-185%
Recurring provisions / reversals	**-586**	**443**	**-232%**	**-875**	**317**	**-376%**

The positive values in the table above mean reversal of provision.

VARIATION ANALYSIS 2Q21X2Q22

The variation is mainly explained by:

- Provision for Litigation of R$707 million in 2Q22: (a) In the Holding, provision for litigation of R$195 million, highlighting the R$242 million provision for compulsory loan lawsuits; and (b) At Chesf, R$150 million, with emphasis on the provision referring to the K Factor, with the constitution of R$65.2 million, due to the correction of the process, which has a part corrected by the IGPM and, on the other civil provisions, tax and labor expenses, R$ 85 million was constituted, with emphasis on the updating of civil lawsuits. It should be noted that there is no provision for GSF lawsuits due to the adhesion to the hydrological risk renegotiation according to Law No. 14,052/2020;

- Constitution of Investment Losses, in the amount of R$ 890 million, mainly due to the capital contribution of R$ 1,582 million in June, based on the analysis of the value of SAESA's shareholders' equity, there was a need to write off the investment valued at fair value in the amount of R$ R$877 million;

- Provision for Allowance for Consumers and Resellers, in the amount of R$242 million, with emphasis on the increase in the provision at Eletronorte in the total amount of R$207.3 million, with emphasis on: (a) Provision of R$127.5 million , referring to the Amazonas Energia supplies due to non-payment of the energy debt due in April/22; (b) R$73.1 million, referring to the restatement of the renegotiated debt of Amazonas Distribuidora de Energia that has not been paid; and (c) R$6.6 million in supplies; . The total amount receivable from the customer Amazonas Energia until 06/30/2022 with Eletronorte Eletronorte is R$ 2.8 billion, of which R$ 789 million is overdue and unpaid debt. Of the total accounts receivable, the amount of R$2.1 billion is provisioned on 06/30/2022.
- Provision for Allowance for Financing and Loans, in the amount of R$453 million, with emphasis on the provision of R$448 million, referring to the delinquency of Amazonas Energia with financial debts, of which R$198 million of Overdue Debts and R$250 million of Estimate (prospective CPC 48). The total amount provisioned until 06/30/2022 of Amazonas Energia's financial debt with the holding is R$ 2 billion.
- Provision for Gag Improvement: highlight for Chesf of R$60 million and Furnas, with R$20 million, based on investments made.

SHAREHOLDINGS

Table 12: Shareholdings

Shareholdings	2Q22	2Q21	%	2022	2021	%
Shareholdings	487	179	171%	1.113	601	85%

VARIATION ANALYSIS 2Q21X2Q22

SHAREHOLDINGS

- The main highlight is the variation in the result of equity interests in SPE Madeira Energia, which went from a negative net amount of R$246 million in 2Q21 to zero, due to the investment made in the company in 2Q22. Eletronuclear's results became part of equity interests in 2Q22, with a negative equity in earnings of R$7 million in the period, referring to 67.95% of Eletrobras' total capital in Eletronuclear.

FINANCIAL RESULT

Table 13: FINANCIAL INCOME AND EXPENSES

Financial Result	2Q22	2Q21	%	2022	2021	%
Financial Income						
Interest, commission and fee income	317	208	52%	532	363	47%
Income from financial investments	557	96	481%	886	175	405%
Additional moratorium on electricity	123	4	2669%	235	132	78%
Active monetary updates	-124	-90	37%	-317	242	-231%
Exchange rate variations	-625	917	-168%	425	349	21%
Net Derivative gains	-210	153	-238%	-290	437	-166%
Financial expenses						
Debt charges	-809	-580	40%	-1,520	-971	57%
Leasing charges	-136	-113	21%	-277	-226	22%
Charges on shareholder resources	-3	104	-103%	-5	-39	-87%

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Monetary adjustment - Obligations with CDE	-107	0	-	-107	0	-
Monetary Update - Revitalization of Hydrographic Basins	-19	0	-	-19	0	-
Other net financial income and expenses	-421	-9	4385%	-406	-283	43%
Financial Result	**-1,457**	**690**	**-311%**	**-863**	**180**	**-579%**
Non-recurring adjustments						
(-) Revenue from loans owed by privatized distributors	-196	-72	171%	-360	-153	134%
(-) Bonus Award + FIDC Commission	0	0	-	0	91	-100%
(-)Regularization of credits tax process / Fine and Notices of Infraction	0	10	-100%	0	81	-100%
(-) RPCs Chesf	0	118	-100%	0	118	-100%
(-) Monet update. company compulsory	478	162	195%	840	219	284%
(-)Interest and exchange variation on ITAIPU Sale Transaction to ENBPar	-242	0	-	-242	0	-
(-)Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	0	0	-	-34	0	-
Adjusted Financial Result	**-1,417**	**907**	**-256%**	**-658**	**535**	**-223%**

FINANCIAL RESULT:

VARIATION ANALYSIS 2Q21X2Q22

In 2Q22, the financial result showed a negative variation, having presented a positive result of R$690 million in 2Q21 and a negative result of R$458 million in 2Q22. The main variations were:

- The net exchange variation, which went from a positive net variation of R$917 million in 2Q21 to a negative net exchange variation of R$625 million in 2Q22, mainly due to the exposure of dollar-denominated debt and the dollar variation in the respective periods.

- Registration of expense of -R$ 478 million of passive monetary restatement of compulsory loan lawsuits, especially due to the variation of the Selic rate applied on the principal and remuneratory interest portion;

- At Eletronorte: (i) positive net result of R$ 153 million, in 2Q21, against a net expense of R$ 210 million in 2Q22, representing a reduction of R$ 363 million, with derivatives, due to the variation of the LME - London Metal Exchange in the period. The contract with Albras provides for an energy sale price plus the payment of a premium, which varies according to the aluminum price on the LME, quoted in US dollars. In 2022, the LME reached the maximum price stipulated in the contract and, due to the negative variation of the dollar, losses with derivatives were recorded.

Partially offset by:

- Income from financial investments, which increased from R$96 million in 2Q21 to R$557 million in 2Q22, due to the increase in the average volume of the cash balance in the period, together with a higher profitability of the portfolio's investments, mainly as a result of the increase in of interest rates.

VARIATION ANALYSIS 2022X2021

- The Financial Result presented, in the 1st half of 2022, a negative variation of 24% in relation to the same period of the previous year, mainly reflecting: (i) Gains and losses with Derivatives (+R$727 million), with emphasis on the subsidiary Eletronorte, due to the pricing of assets as provided for in the energy sales contract entered into with Albras, which is mainly linked to the LME (Aluminium)

and US dollar quotations; partially offset by (ii) Worsening of the net monetary restatement result (-R$560 million), impacted by the increase in passive monetary restatements related to the compulsory loan, which went from R$219 million in 1H21 to R$840 million in 1H22, due to mainly from the Selic variation and the increase in the accumulated provision stock, due to the change in parameters in the provisioning criteria as of 3Q21 and (iii) the increase in debt charges (-R$ 549 million), mainly due to the increase in in the rate of indexers.

VARIATION ANALYSIS 2Q21X2Q22

OTHER INCOME AND EXPENSES

Other Income and Expenses	2Q22	2Q21	%	2022	2021	%
Reimbursement of Fixed Assets in Progress - AIC	0	0	-	121	0	-
Gain from the Sale of CEEE-T1 Shares	454	0	-	454	0	-
Effects of Law 14.182/20212	-355	0	-	-355	0	-
Other Income and Expenses	22	0	-	22	0	-
TOTAL OTHER INCOME AND EXPENSES	**121**	**0**	**-**	**242**	**0**	**-**

Eletrobras sold its entire equity interest in CEEE-T to CPFL de Energia Cone Sul Ltda, in April 2022, see note 2.3.

[2] The residual values of the new concessions were written off against the result for the period due to the irrecoverability determined by the CNPE, for further details see note 1.1.5.

EFFECTS OF LAW 14.182/2021

- With the signing of the new concession contracts resulting from the privatization process and pursuant to the resolution of the National Energy Policy Council (CNPE) No. 15/2021, concessionaires are no longer entitled to compensation for investments linked to reversible assets of new contracts, not yet amortized or not depreciated, whose concessions have been extended or not, under the terms of Law No. 12,783/2013.

- Investments not yet amortized, relating to concessions not renewed by Law 12,783/2013, were considered by the CNPE for use in the acquisition of new concession contracts. According to CNPE calculations, compensation was considered for the Tucuruí and Curuá-Una HPPs, in the total amount of R$ 5,063 million, generating an additional positive effect of R$ 2,071 million, given that Eletrobras already had 2,991 million accounted for, for the Sobradinho, Itumbiara and Mascarenhas de Moraes HPPs, no amounts were foreseen to be indemnified, generating a negative effect of -R$ 404 million.

- Additionally, the new concession contracts did not include remuneration for the modernization assets that were recorded as a financial asset of indemnity receivable and that had been subject to public consultation by ANEEL in October 2019, generating a negative effect of -R$ 1,552 millions. For further details, see explanatory note 1.1.5 included in the 2Q22 ITR.

Effects of Law 14.182/20212	1Q22	CNPE30 and Concession Agreement	Effect Result 2Q22
Residual value Tucuruí and Curuá Una	2,991	5,063	2,071
Residual values Law 12,783 - indemnities	1,484	-1,484	-1,484
Residual values not considered CNPE30	404	-404	-404
Other non-indemnified investments	71	-71	-71
Gross Effect Result	**4,950**		**113**
Tax effect Pis Cofins gained Tucuruí and Curuá			-468
TOTAL			**-356**

INCOME TAX

Income tax and social contribution	2022	2021	%	2Q22	2Q21	%
Current income tax and social contribution	-653	-491	33%	-1,347	-1,418	-5%
Deferred income tax and social contribution	-140	-356	-61%	-221	-591	-63%
Total income tax and social contribution	**-793**	**-847**	**-6%**	**-1,567**	**-2,009**	**-22%**
Adjustments - Non-recurring events						
(-) Eletrosul, Chesf PCLD and IR Furnas SAESA adjustment estimate	-298	242		-298	242	-223%
Adjusted income tax and social contribution	**-1,091**	**-605**	**81%**	**-1,866**	**-1,767**	**6%**

DISCONTINUED OPERATIONS

	2022	2021	%	2Q22	2Q21	%
Discontinued Operations	**987**	**-20**	**4.984%**	**899**	**-76**	**1.277%**

- As provided for in Law No. 14,182/2021, Eletrobras' capitalization was conditioned to the corporate restructuring to keep the companies Eletronuclear and Itaipu Binacional under the direct or indirect control of the Federal Government, through the transfer of control to ENBpar. The effect on income as well as the comparison is being disclosed in accordance with accounting pronouncement CPC 31/IFRS 5, to present the transactions of the segments mentioned above separately from continuing operations. Thus, after the capitalization, Eletrobras' shareholding in Eletronuclear's total capital increased from 99.95% to 67.95%, but Eletrobras does not have the majority of common shares and no longer has control. In this sense, Eletronuclear is no longer a controlled company to be an associated company, and its results impacted, in 2Q22, the equity in the earnings of subsidiaries by 67.95% and by 32% in discontinued operations. Therefore, the highlights in the discontinued operations account were: (i) 897 million related to the capital gain from the sale of Itaipu to ENBpar; (ii) result of -R$2.4 million from Eletronuclear referring to the 32% reduction in Eletrobras' total capital in Eletronuclear, affecting the discontinued operations account.

1.2 EBITDA Consolidated

Table 14: EBITDA DETAIL

EBITDA	2022	2021	%	2Q22	2Q21	%
Result of the period	4,117	4,139	-1%	1,401	2,530	-45%
+ Income Tax and Social Contribution Provision	1,567	2,009	-22%	793	847	-6%
+ Financial Result	863	-180	-579%	1,457	-690	-311%
+ Depreciation and Amortization	998	607	64%	497	298	67%
= EBITDA	**7,545**	**6,575**	**15%**	**4,148**	**2,984**	**39%**
ADJUSTMENTS - NON-RECURRING EVENTS						
Result of discontinued operation	-987	20	-4984%	-899	76	-1277%
Other revenues and expenses	-242	0	-	-121	0	-
Revenue reversal energy interconnection between Brazil and Uruguay	0	8	-100%	0	0	-
Reversal of Penalties for Unavailability - CCEAR - CGT Eletrosul	-65	0	-	0	0	-
Variation corresponding to the increase in Eletrosul's retroactive Supply revenue	8	0	-	0	0	-
Transfer of coal from the Material heading	0	13	-100%	0	4	-100%
Termination costs	1	80	-99%	1	17	-96%
Indemnity Allowance Health Plan	32	0	-	17	0	-
Labor Claims	39	47	-17%	22	29	-24%
Payment of Historical Hours Bank 25%	0	1	-100%	0	1	-100%
Coal transfer from 1Q21 to Fuel account	0	-13	-100%	0	-4	-100%
PIS/COFINS credit - inputs from UTE Candiota III previous periods	0	-4	-100%	0	-4	-100%
SWAP expenses referring to 1Q21	0	0	-	0	-2	-100%
FEE Consent Capitalization	16	0	-	14	0	-
Recovery of expenses (Commissions Debentures transferred to Liabilities)	0	-8	-100%	0	0	-
Indemnities, losses and damages: CAEFE (2022) Furnas	46	0	-	26	0	-
IR not collected from conviction paid in 2015	0	42	-100%	0	0	-
IR resulting from Action - AmGT Transfer	0	40	-100%	0	40	-100%
Legal costs and fees holding and Furnas	7	44	-83%	1	35	-97%
Labor Costs	0	13	-100%	0	8	-100%
Indemnities - Losses and Damages	0	38	-100%	0	0	-
Decrease SPE FOTE	0	7	-100%	0	7	-100%
Generator set rental (emergency assistance to Amapá)	0	41	-100%	0	13	-100%
Sale of Transmission Assets to Energisa	0	-3	-100%	0	0	-
Reimbursement of Transmission Assets to Energisa	0	2	-100%	0	0	-
Problem of accounting for previous years	0	-7	-100%	0	0	-
Indemnities, losses and damages - Nova Engevix, CIEN and Furnas Outsourced	0	45	-100%	0	45	-100%
Write-off of Assets (Energisa Acre)	0	29	-100%	0	0	-
Provision for Disputes	821	996	-18%	465	511	-9%
Compulsory Loan	542	1,035	-48%	242	600	-60%
Allowance for Credit Loss Estimate (CPC 48)/Reversal Allowance for Allowance for CIEN/RPCs Chesf	1,307	-118	-1207%	250	-118	-312%
Onerous contracts (d)	-291	0	-	-291	0	-
Provision for investment losses (a)	906	8	10993%	890	-7	-13051%

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Long-term asset impairment	66	100	-35%	66	100	-35%
Provision/Reversal for Implementation of Shares - Compulsory Loan	41	46	-11%	30	52	-43%
ANEEL Provision - CCC	0	240	-100%	0	203	-100%
Candiota III Plant - Coal	0	8	-100%	0	8	-100%
= EBITDA Adjusted	**9,791**	**9,325**	**5%**	**4,861**	**4,599**	**5,7%**

Note: As of 2019, the Company started to consider, in its adjusted EBITDA, the RBSE revenue from the extended concessions in light of Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. In addition, considering the privatization of the distributors was concluded in April 2019, and these operations are no longer part of its core business, the company treated as unadjusted the material effects of financial income, expenses, equity reversals and prospective allowance for loan losses (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from loans contracted may continue to affect the company's accounting results until their complete depletion. However, they were treated as adjusted allowances for outstanding outstanding debt of distributors, as well as debts related to energy supply, with the exception, therefore, of provisions for prospective allowances (CPC 48) for energy supply.

Recurring Cash Generation with Adjustment of Regulatory Transmission RAP

	2Q22	2Q21
1. EBITDA Recurrent	**4,861**	**4,599**
2. (-) Total Corporate Revenue from Transmission	**4,978**	**3,690**
O&M Revenue - renewed	1,295	938
Construction Revenue	261	203
O&M Revenue	293	413
Contractual Revenue Transmission	3,129	2,136
	0	0
3. (+)Total Payment of Allowed Annual Revenue	4,637	5,190
Revenue of RAP and indemnities	3,343	4,251
O & M Revenue	1,295	938
4 = 1 - 2 + 3 : Approximate Cash Generation	4,520	6,099

1.3 Consolidated Results by Continued Operations segment:

Table 15: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND

			2022		
Finacial Statement by Segment	**Administration**	**Generation**	**Transmission**	**Eliminations**	**Total**
Net Operating Revenue	117,105	8,775,698	8,383,641	(258,580)	17,017,864
Operating Costs	(21,674)	(5,146,772)	(1,488,625)	247,119	(6,409,952)
Operating Expenses	(5,049,404)	(1,038,239)	(326,071)	11,461	(6,402,253)
Operating Income Before Financial Result	**(4,953,973)**	**2,590,687**	**6,568,945**	**-**	**4,205,660**
Financial Result					(862,611)
Result of Equity Interests					1,112,585
Other income and expenses					242,062
Income tax and social contribution					(1,567,388)
Net Income from Continuing Operations					**3,130,308**
Net Income from Discontinued Operations					986,785
Net Income					**4,117,093**

			2021		
Finacial Statement by Segment	**Administration**	**Generation**	**Transmission**	**Eliminations**	**Total**
Net Operating Revenue	123,310	8,460,602	6,762,954	(439,463)	14,907,403
Operating Costs	(182,514)	(4,351,905)	(1,287,619)	432,622	(5,389,416)
Operating Expenses	(3,592,145)	(278,733)	(266,460)	6,841	(4,130,497)
Operating Income Before Financial Result	**(3,651,349)**	**3,829,964**	**5,208,875**	**-**	**5,387,490**
Financial Result					179,903

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

					2021
Result of Equity Interests					600,844
Income tax and social contribution					(2,008,970)
Net Income from Continuing Operations					**4,159,267**
Net loss from discontinued operations					(20,204)
Net Income					**4,139,063**

1.3.1. INDEBTEDNESS AND RECEIVABLES

Table 16: GROSS DEBT AND NET DEBT

	06/30/2022
Gross Debt - R$ million	**35,263**
(-) (Cash and cash equivalents + marketable securities)	15,495
(-) Financing Receivable	4,265
(-) Net balance of Itaipu Financial Assets[1]	362
Net debt	**15,142**

[1]See Explanatory Note 18b to the Financial Statements.

Highlight: In 2ITR22, Eletrobras' debt was substantially affected by the deconsolidation of Eletronuclear's gross debt, in the total amount of R$ 6.8 billion, and Eletrobras will continue, under the terms of Law 14,182/21, as guarantor of the plant's debts Angra 3 nuclear power plant, prior to privatization, in the amount of R$ 6.2 billion. It is noteworthy that, as of 3Q22, Eletrobras will consolidate SAESA's net debt of approximately R$19.8 billion, in which Furnas now holds a 72% stake, which, if it had occurred in 2Q22, it is estimated that it would raise Eletrobras' Net Debt to R$ 34.9 billion.

Gross Consolidated Debt Total – R$ billion


4,0
4,5
7,3
4,3
4,2
1,8
9,1
2022
2023
2024
2025
2026
2027
After 2027

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Parent Company Gross Debt witout RGR – R$ billion

	2022	2023	2024	2025	2026	2027	After 2027	Total (R$ billion)
Annual Amortization with Debentures (without RGR)	2.6	2.1	4.2	3.0	2.5	0.3	6.2	21

Asset	US$ million	%
Itaipu Loans Receivables	74,551	52%
Itaipu Financial Asset	69,016	48%
TOTAL	**143,567**	**100%**

Liabilities *	US$ million	%
Bônus 2025 - Eletrobras	504,034	34%
Bônus 2030 - Eletrobras	750,429	51%
Others	211,397	14%
TOTAL	**1,465,860**	**100%**

	2022	2023	2024	2025	2026	2027	After 2027	TOTAL
Asset (US$ million)	97.33	44.74	1.49	0.00	0.00	0.00	0.00	143.57
Liabilities (US$ million)	36.86	45.83	19.27	518.45	19.27	19.27	806.90	1,465.86
Foreign Exchange Exposure	**60.48**	**-1.09**	**-17.78**	**-518.45**	**-19.27**	**-19.27**	**-806.90**	**-1,322.29**

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* In the balance of Bonuses 2030 and 2025, there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

RATINGS

Table 18: Ratings

Agency	National Classification / Perspective	Last Report
Moody's Escala Global	"Ba2": / Estável	07/15/2022
Moody's SACP	"Ba2": / Estável	07/15/2022
Fitch - Issuer Default Ratings (Foreign Currency)	"BB-": / Estável	06/15/2022
Fitch - Issuer Default Ratings (Local Currency)	AA(bra) / Estável	06/15/2022
Fitch - SACP	"bb-"	06/15/2022
S&P (Foreign Currency)	BB-/Estável	06/15/2022
S&P SACP	bb-	06/15/2022
S&P Escala Nacional (Local Currency)	brAAA/brA-1+ Estável	06/15/2022

*CreditWatch

FINANCING AND LOANS GRANTED (RECEIVABLES)

Total Consolidated Loans and Financing Receivables – R$ billion


0,6
1,2
0,8
0,4
0,3
0,3
2,3
2022
2023
2024
2025
2026
2027
After 2027

Does not include: receivable from Itaipu's financial assets of R$361 million and allowance for loan losses of R$1,818 million and current charges.

Company and Financing receivable Parent company - R$ billion

Receivables Projection	2022	2023	2024	2025	2026	2027	after 2027	TOTAL
Parent Company	1.0	1.9	1.4	0.9	0.7	0.5	3.0	9.3

Does not include charges and PCLD.

In the process of privatization of distributors, CCC credits were assigned, which depended on Aneel's analysis and inspection. These credits are recorded in the Company's Financial Statements, in two accounts, namely Right of Reimbursement and Financing receivable, according to Explanatory Notes 12 and 8 of 2Q22.

RBSE REPROFILING

Considering the extension of the transmission lines concession contracts, in 2012, of its subsidiaries (CHESF, CGT Eletrosul, Eletronorte and Furnas), it was granted the right to receive the amounts due for the RBSE assets recognized by the legislation (Law No. 12,783/ 2013), which was regulated by REN 762/2017-ANEEL, based on Ordinance 120/2016 MME. In the 21/22 cycle, the RBSE values were reprofiled, according to the values shown below. In June 2022, ANEEL issued Technical Note No. 85/2022-SGT, which analyzed the reconsideration requests filed in connection with the payment of the financial component and reprofiling of the RBSE. In a monocratic decision, the reporting director of the process partially accepted the requests. This decision is suspended due to injunctions filed by transmission companies, including the Eletrobras companies. The content of the monocratic decision of the reporting officer, which provisionally suspended the effectiveness of REH No. 2258/2017, is the subject of a judgment by the ANEEL Board not yet concluded. The Company is following the issue.

It should be noted that the production of legal effects of the aforementioned Technical Note and decision depends on an adequate procedural instruction so that its merits are analyzed by the Collegiate Board of ANEEL, so that the Company is monitoring and acting in relation to the matter administratively and judicially

and understands that the assumptions, methodologies and calculations considered so far, approved through Ratifying Resolution No. 2,258/2017 and No. 2,851/2021 are in effect.

Table 21: RBSE Reprofiling R$ million:

REPROFILED Financial Component	22-23	23-24	24-25	25-26	26-27	27-28
CHESF	988	1,839	1,839	1,839	1,648	1,839
ELETRONORTE	439	858	858	858	769	858
ELETROSUL	238	398	398	398	360	398
FURNAS	1,332	2,927	2,927	2,927	2,635	2,927
Total	**2,997**	**6,022**	**6,022**	**6,022**	**5,411**	**6,022**
Economic Component	**22-23**	**23-24**	**24-25**	**25-26**	**26-27**	**27-28**
CHESF	1,217	730	730	730	730	730
ELETRONORTE	628	270	270	270	270	270
ELETROSUL	207	77	77	77	77	77
FURNAS	1,982	1,262	1,262	1,262	1,262	1,262
Total	**4,035**	**2,339**	**2,339**	**2,339**	**2,339**	**2,339**
RBSE Total after REPROFILING	**22-23**	**23-24**	**24-25**	**25-26**	**26-27**	**27-28**
CHESF	2,206	2,569	2,569	2,569	2,569	2,569
ELETRONORTE	1,067	1,128	1,128	1,128	1,128	1,128
ELETROSUL	445	475	475	475	475	475
FURNAS	3,314	4,188	4,188	4,188	4,188	4,188
Total	**7,032**	**8,361**	**8,361**	**8,361**	**8,361**	**8,361**

The above amounts include TFSEE (Electric Energy Services Inspection Fee) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Furthermore, the data refer to the tariff cycle (July to July of each year) and not to the calendar year (January to December). The values approved in the reprofiling were updated by the IPCA.

Amortizations RBSE 2022 - BRL Million

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
865	174	420	1,295	2,755

Note: TFSEE and R&D values are included. PIS and COFINS are not included.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investimento *(Corporativo + Parcerias)*	Realized 2Q22	Realized 6M 2022	Budgeted PDNG 6M 2022	% 6M 2022
Generation - corporate	**137**	**229**	**685**	**33%**
Implementation / Expansion	46	82	393	21%
Maintenance	91	147	292	51%
Transmission Corporate	**392**	**618**	**695**	**89%**
Ampliation	61	79	82	96%
Improvements and Reinforcements	128	198	301	66%
Maintenance	202	341	311	110%
Infraestructura and others*	**80**	**121**	**179**	**68%**
SPES	**1,617**	**1,617**	**415**	**389%**
Generation - Contributions	1,617	1,617	339	477%
Transmission - Contributions	-	-	69	0%
SPES Others (Furnas)	-	-	7	0%
Total	**2,225**	**2,585**	**1,973**	**131%**
Eletronuclear	323	465	243	192%
Total c/ Nuclear	**2,548**	**3,050**	**2,216**	**138%**

Others: Research, Infrastructure, Environmental Quality
* For further details on investments, by subsidiary or by project, see attachment 3 to this Investor Information, to be released shortly.

IN 2022, R$ 3,050 MILLION WAS INVESTED, OF WHICH R$ 2,548 MILLION OCCURRED IN 2Q22.

In Generation, investment totaled BRL 460 million in 2Q22, considering the investment in Eletronuclear's Angra-3 Nuclear Power Plant: BRL 250 million carried out referring to the resumption of works after bidding in 2021. $73 million related to maintenance. It is noteworthy that in the consolidated PDNG of Eletrobras, there was an investment forecast for Eletronuclear only for the month of Jan/22, given the previous perspective of privatization occurring within this period, which is why it is presented separately in the table above. At the Santa Cruz Thermoelectric Power Plant, in Furnas, R$ 36 million was invested in the implementation of the combined cycle. In maintenance, there was an investment of R$71 million at Chesf at the Sobradinho plant and others, R$11 million at Furnas and R$5 million at Eletronorte.

In SPES, we highlight the investment of R$ 1,583 million made in Santo Antonio referring to the capital increase made by Furnas in the SPE, as approved in an extraordinary general meeting of MESA through the payment of shares by Furnas, which now holds a 72.364% stake. in the SPE.

In Transmission, investment totaled BRL 392 million in 2Q22, of which BRL 128 million in reinforcements and improvements, highlighting BRL 44 million at Chesf related to video surveillance and tele-assistance projects in several substations, among others, BRL 30 million at CGT Eletrosul and R$ 26 million in Eletronorte. In maintenance, a total of R$ 202 million was carried out, which was 9% above the R$ 185 million budgeted, with emphasis on R$ 173 million at Chesf referring to equipment, revitalization of transmission lines, among other projects for reinforcements and improvements small business, with associated revenue referring to an improvement plan with equipment replacement aimed at increasing the company's profitability and RTP 2023, and R$ 17 million in Furnas. Chesf and Eletronorte performed above the budget for the period by R$30 million. In expansion, BRL 61 million was realized, BRL 15 million more than budgeted, of which BRL 48 million at CGT Eletrosul and BRL 7 million more than planned at Chesf due to achievements at LT Paraiso-Açu C3 with part of of 2021 made in 2022 after a new contractor was hired to complete the remaining services.

There were no investments in transmission SPES.

INVESTMENT FRUSTRATIONS

In corporate generation, excluding Eletronuclear, there was a total frustration of R$ 248 million in 2Q22, being Under implementation, the total frustration was R$ 176 million in implementation, with emphasis on the Coxilha Negra Wind farm of CGT Eletrosul in the total amount of R$ 156 million, due to postponements in the hiring of wind turbines and reduction of the initial contribution foreseen in the budget, without prejudice to the implementation schedule. In Maintenance, total frustration was R$78 million, of which: R$19 million at CGT Eletrosul due to difficulties encountered with international suppliers to acquire equipment for the Candiota Thermoelectric Power Plant, R$23 million at Furnas due to delays in bidding processes , changes in budget guidelines, changes in project scopes, R$ 31 million at Eletronorte, mainly at the UTE Mauá 3 and Aparecida plants, whose disbursements were rescheduled to start in the second half of 2022.

In SPES, although there was an overrun due to Furnas' contribution to SAESA, frustration of R$ 120 million from Brasil Ventos, whose contributions were planned for the acquisition of equipment for the Itaguaçu da Bahia Wind Farm.

In Corporate Transmission, there was a total frustration of BRL 44 million in 2022, having achieved 90% of the budget for the period. In reinforcements and improvements, there was a total frustration of BRL 76 million, of which BRL 30 million at Furnas due to delays in internal processes, failed bids and synergy with other projects, BRL 21 million at Eletronorte due to delays in implementation and acquisition of registered projects, R$ 33 million at Chesf due to delays in providing the video surveillance contract at substations. These frustrations were partially offset by the realization of R$ 8 million above the budget in 2Q22 by CGT Eletrosul. In maintenance, although R$17 million was realized above the budget, there was frustration of R$12 million at Furnas due to delays in internal processes and changes in budget guidelines.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 2Q22 – GENERATORS – TWh

In terms of energy market evolution, the Eletrobras Companies, in 2Q22, sold 31.3 TWh of energy, against 31.5 TWh traded in the same period of the previous year, which represents a decrease of 0.6%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783/2013, as well as by the plants under the exploration regime (ACL and ACR). With the advent of capitalization, the energies of Itaipu and Eletronuclerar were excluded from 2Q22 and referring to 2021 for comparative purposes.


AVERAGE PRICE 2Q22
ACR SALE- - R$ 288.63/MWH
ACL SALE - R$ 191.52/MWH
7.6
0,1
7.8
0,1
1.4
11.1
1.2
11.1
4,6
5.0
4.4
5.0
1.6
0,0
1.6
0,0
15.2
16.3
15.0
16.3
2T21
2T22
Eletronorte
Chesf
Furnas
CGT Eletrosul
TOTAL
O&M Regim
Sales – Include Law 13,182/15

Sales: includes developments under Law 13,182/15

NOTE: Average ACR Prices in the chart do not include O&M. In Eletronorte's values, Amazonas-GT is included. And the Average ACR Prices in the chart do not include PIE contracts and thermal power plants contracts due to unavailability

1.5.2. ENERGETIC BALANCE

TABLE 23: ENERGETIC BALANCE

Energetic Balance (MWmed)	2022	2023	2024	2025	2026
Resources with no impact on the balance sheet (1)	**1.419**	**1.419**	**1.419**	**1.192**	**1.192**
Ballast	**7.995**	**9.105**	**10.383**	**11.624**	**12.803**
Own resources (1)	7.091	8.275	9.543	10.812	12.080
Energy Purchase	904	830	840	812	723
Sales	**6.542**	**5.299**	**3.696**	**2.356**	**1.966**
ACL - Bilateral Contracts + MCP realized	5.817	4.567	2.964	1.624	1.233
ACR - Except quotas	725	733	733	733	733
Average Selling Price R$/MWh	205,60	202,69	205,70	206,26	214,79

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Average Purchase Price R$/MWh	261,33	248,01	230,69	232,10	236,37
Balance (Ballast - Sales)	**1.453**	**3.805**	**6.686**	**9.267**	**10.837**
Uncontracted Energy *	**15%**	**36%**	**57%**	**72%**	**77%**

* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Contracts entered into until 06/30/2022.
1- Not included in the balance sheet, whether in resources, requirements (sales) or average prices, the PIEs contracts arising from the de-verticalization process of Amazonas Distribuidora, the contracts of thermal plants by availability and the Physical Guarantee Quotas. These resources are presented in order to compose the total resources considered.
2- In Own Resources are included the Decotization plants (new PIEs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors as a function of Internal Losses, Losses in the Basic Network and Availability.
3- The plants with new concession grants are considered, in 2022, with their current Physical Guarantees.
4- In the decoupling process, the plants currently under quota regime will have a new concession under the Independent Energy Producer - PIE regime, occurring gradually over a period of 5 years from 2023. The Physical Guarantee amounts were defined in Ordinance GM/MME No. 544/21.
5- Considering the new concession grants as of 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.

Physical and Nuclear Energy Guarantee Quotas (MWmed)	2022	2023	2024	2025	2026
Physical Guarantee Quotas (6) (7)	7,464	7,451	7,451	7,451	7,451

6- Current values of Total Physical Guarantee of the projects. The concession under provisional administration of HPP Jaguari was considered, remaining until 2022.
7- Decotization takes place gradually over a period of 5 years from 2023.

2. Result Analysis of Parent Company

In 2Q22, Eletrobras Holding posted net income of R$1,398 million, a 45% decrease compared to the net income of R$2,519 million in 2Q21. The 2Q22 result was decisively influenced by: (i) Equity Equity Income, in the amount of R$1,836 million in 2Q22, while in 2Q21 it was 3,040 million, a reduction of R$1,204 million, mainly influenced by the worsening in results from Furnas (-R$ 970 million), Chesf (-R$ 385 million), partially offset by the improvement in results at Eletronorte (+R$ 136 million); (ii) an increase of R$454 million in Other Income and Expenses due to the effect on the result of the sale of CEEE-T shares in April/2021; and (iii) the result in Discontinued Operations given that, as provided for in Law No. 14,182/2021, Eletrobras' capitalization was conditioned to the corporate restructuring to keep Eletronuclear and Itaipu Binacional under the control, directly or indirectly, of the Federal Government, through of the transfer of control to ENBpar. After the capitalization, Eletrobras' shareholding in Eletronuclear's total capital increased from 99.95% to 67.95%, changing from a controlled company to an affiliated company, and its result impacted, in 2Q22, the equivalence account equity in 67.95% and 32% in discontinued operations. In this sense, there were impacts related to: (i) 897 million related to the capital gain from the sale of Itaipu to ENBpar; (ii) result of -R$2.4 million from Eletronuclear referring to the 32% reduction in Eletrobras' total capital in Eletronuclear, affecting the discontinued operations account. These effects were partially offset by: (iv) provisions of R$811 million, of which R$242 million refer to compulsory loan and R$453 million to allowance for loan losses, of which R$448 million refer to the financial debt of Amazonas Energy; (v) a deterioration in the financial result of R$ 1,177 million, mainly due to the negative effect of the exchange rate variation in 2Q22 and the recording of an expense of -R$ 478 million of passive monetary restatement of the compulsory loan lawsuits, especially due to the variation in the rate Selic applied on the portion of the principal and remunerative interest; and (vi) payment of taxes of R$275 million.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

EVOLUTION OF RESULT - R$ MILLION


2Q22
82
-233
-1
-3
-811
-568
1,836
454
-257
899
1,398
2Q21
98
-270
-55
-3
-842
609
3,040
0
18
-76
2,519
Net Operating Revenue
PMSO
Costs
Depreciation and Amortization
Provision
Financial Result
Shareholdings
Other Income and Expenses
Taxes
Discontinued Operations
Net Profit

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

2.1 Shareholdings in the Parent Company

In 2Q22, the result from Equity Interest positively impacted the Parent Company's result by R$ 1,836 million, resulting from the Equity Income from investments in subsidiaries and affiliates, while the result in 2Q21 was R$3,040 million.

Highlight for the worsening in the results of Furnas (-R$ 970 million), Chesf (-R$ 385 million), partially offset by the improvement in the result at Eletronorte (+R$ 136 million).

2.2 Operating Provisions of Parent Company

In 2Q22, Operating Provisions negatively impacted the Parent Company's results by R$811 million, compared to a provision of R$842 million in 2Q21. This variation is mainly explained by: (i) negative effect on provisions for Litigation, with emphasis on compulsory loan lawsuits in the amount of R$242 million, compared to a provision of R$600 million in 2Q21; and (ii) R$453 million in allowance for loan losses, of which R$448 million in provision for receivables against Amazonas Energia, comprising R$198 million in overdue debt PECLD and R$250 million in prospective PECLD estimates.

Table 24: Operating Provisions (R$ million)

Operating Provisions	**2Q22**	**2Q21**
Guarantees	32	-2
Contingencies	249	583
PCLD - Financing and Loans	453	-7
Overdraft liabilities in subsidiaries	13	16
Investment Losses	30	52
Provision for Implantation of Shares - Compulsory Loan	-	209
ANEEL Provision - CCC	35	-12
TOTAL	**811**	**842**

2.3 Parent Company Financial Result

The financial result decreased by R$1,177 million, mainly due to: (i) increase in the passive exchange rate variation, which went from R$733 million in 2Q21 to R$ -537 million in 2Q22 due to the variation in the dollar from - 11.7% in 2Q21 and 10.8% in 2Q22; (ii) recording of an expense of -R$478 million of passive monetary restatement of compulsory loan lawsuits, especially due to the variation of the Selic rate applied on the portion of principal and remuneratory interest, partially offset by the realization of (ii) revenue interest on dividends of R$125 million in 2Q22.

Table 25: Financial Result (R$ million)

FINANCIAL RESULT	2Q22	2Q21
Financial income		
Interest, commission and fee income	343	213
Income from financial investments	234	14
Additional moratorium on electricity	0	12
Interest income on dividends	125	0
Other financial income	- 35	15
Financial expenses		
Debt charges	- 450	- 374
Leasing charges	- 1	- 1
Remuneration for Thermonuclear Plant Decommissioning Fund	-	-
Charges on shareholder resources	- 2	- 1
Other financial expenses	- 202	- 62
Financial items, net		
Monetary variations	- 44	61
Exchange variations	- 537	733
Financial Result	**- 568**	**609**

3.
General **Information**

Corporate Structure on 6/30/2022



Eletrobras
GENERATION AND TRANSMISSION
SHAREHOLDING
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte
Eletrobras CGT Eletrosul
Eletrobras Eletropar
77 SPES
2 in closure
4 in incorporation
7 in sale

Once the Eletrobras privatization process was completed, Eletrobras' control was pulverized and the Federal Government ceased to be the controller. Eletronuclear and Itaipu Binacional were transferred to state-owned ENBpar. For more details, see number 1 of the 2Q22 Financial Statements.

Table 26: Structure of the Capital Stock

In July 2022, Eletrobras issued a supplementary lot of shares (green shoe), which consisted of 15% of the total shares initially offered, corresponding to a total of 104,621,528 shares as provided for in CVM Instruction 400.

With the issuance of the supplementary lot, the final share capital of Eletrobras is as follows:

Shareholding position on 07/31/2022				
Shareholders	**Quantity of Shares**	**Value (R$)**	**Species/Class**	**Total**
COMMON	**2,021,139,464**	**62,841,166,980**	**100.00%**	**87.83%**
Government	667,888,884	20,765,967,728,23	33.05%	29.02%
BNDES	74,545,264	2,317,757,614,48	3.69%	3.24%
BNDESPAR	71,956,435	2,237,265,872,88	3.56%	3.13%
Citibank	49,567,125	1,541,138,567,79	2.45%	2.15%
FND	45,621,589	1,418,464,160,10	2.26%	1.98%
3G Radar Backgrounds	8,536,223	265,407,817,96	0.42%	0.37%
Banco do Nordeste	1,420,900	44,178,551,63	0.07%	0.06%
FGHAB	1,000,000	31,091,949,91	0.05%	0.04%
Iberclear - Latibex	323,750	10,066,018,78	0.02%	0.01%
Others	1,100,279,294	34,209,828,698,46	54.44%	47.81%
PREF. A	**146,920**	**3,657,455**	**100.00%**	**0.01%**
Victor Adler	52,200	1,299,476,96	35.53%	0.00%
Shareholders to be identified	42,451	1,056,783,46	28.89%	0.00%
Others	52,269	1,301,194,66	35.58%	0.00%
PREF. B	**279,941,393**	**6,968,915,542**	**100.00%**	**12.16%**
3G Radar Backgrounds	29,680,976	738,883,995	10.60%	1.29%
BNDESPAR	18,691,102	465,299,932	6.68%	0.81%
BNDES	18,262,671	454,634,488	6.52%	0.79%
Citibank	4,000,442	99,587,782	1.43%	0.17%
Shareholders to be identified	2,011,083	50,064,292	0.72%	0.09%
Iberclear - Latibex	130,453	3,247,522	0.05%	0.01%
Government	493	12,273	0.00%	0.00%
Others	207,164,173	5,157,185,258	74.00%	9.00%
Government - GOLDEN SHARE	**1,00**	**24,89**	**1,00**	**0**
Total	**2,301,227,778**	**69,813,740,003**		**100%**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Asset Behavior Analysis

Shares

Table 27: B3, ELET3 and ELET6

Price and Volume	(R$) ELET3 (Shares ON)	(R$) ELET6 (Shares PN)	(pts.) IBOV (Index)	(pts.) IEE (Index)
Closing Price on 06/30/2022	46.20	46.70	98,542	78,787
Maximum in the quarter	46.20	46.70	121,570	86,516
Average in the quarter	41.80	41.05	108,643	82,477
Minimum in the quarter	37.37	36.18	98,080	78,199
Variation in 2Q22	23.9%	29.4%	-17.9%	-7.4%
Change in the last 12 months	9.0%	12.2%	-22.3%	-2.1%
Average Daily Traded Volume 2Q22 (R$ million)	649.5	220.8	-	-
Book Value per Share (R$)	46.19	46.19		
Price / Profit (P/E) (1)	19.70	19.91		
Price / Shareholders' Equity (P/B) (2)	1.00	1.01		

(1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

Evolution of Shares Traded at B3


130
120
110
100
90
80
70
60
IBOV Index
IEE Index
ELET3
ELET6
112
109
98
78
jun-21
jul-21
ago-21
set-21
out-21
nov-21
dez-21
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22

Source: AE Broadcast

Index number 06/30/2021 = 100 and ex-dividend values.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

ADR Programs

Table 28: NYSE, EBRN and EBRB

Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 06/31/2022	8.87	8.89
Maximum in the quarter	9.25	9.20
Average in the quarter	8.46	8.43
Minimum in the quarter	7.49	7.53
Variation in 2Q22	14.3%	12.8%
Change in the last 12 months	4.5%	1.7%
Average Daily Trading Volume 2Q22 (US$ thousand)	23,214	685

Evolution of Shares Traded in ADR


125
115
105
95
85
75
65
55
EBR Index
EBR.B Index
104
102
jun-21
jul-21
ago-21
set-21
out-21
nov-21
dez-21
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22

Source: AE Broadcast

Index number 06/30/2021 = 100 and ex-dividend values.

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Latibex - MADRID MARKET

Table 29: LATIBEX, XELTO and XELTB

Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 06/31/2022	7.75	7.95
Maximum in the quarter	8.00	8.35
Average in the quarter	7.44	7.84
Minimum in the quarter	6.95	7.20
Variation in 2Q22	14.0%	27.2%
Change in the last 12 months	0.0%	5.3%
Average Daily Traded Volume 2Q22 (thousands of Euros)	8.1	5.6

Evolution of Foreign Currencies


130
125
120
115
110
105
100
95
90
85
80
Real / US Dollar
Real / Euro
105
93
jun-21 jul-21 ago-21 set-21 out-21 nov-21 dez-21 jan-22 fev-22 mar-22 abr-22 mai-22 jun-22

Index number 06/30/2021 = 100.

Source: Banco Central

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Nº of Employees

PARENT COMPANY

With the conclusion of the privatization of Eletrobras on June 17, 2022, 280 employees assigned to other bodies, as permitted by Decree 10835/2021, returned to the Eletrobras companies, 59 of which in Eletrobras Holding. The table below reflects the return of these employees in addition to other changes in the quarter.

Table 30: Employees by Working Time

Working time in the company (years)	1Q22	2Q22
Up until 5	23	18
6 to 10	31	45
11 to15	390	434
16 to 20	148	149
21 to 25	18	17
More than 25	60	62
Total	**670**	**725**

Tabela 31: EMPLOYEES BY FEDERATION STATE

Federation State	1Q22	2Q22
Rio de Janeiro	653	708
Brasília	15	15
São Paulo	1	1
Expatriate	1	1
Total	**670**	**725**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Balance Sheet

(R$ thousand)

Asset	Parent Company		Consolidated	
	06.30.22	12.31.21	06.30.22	12.31.21
CURRENT				
Cash and cash equivalents	30,323	7,384	2,427,240	192,659
Restricted cash	2,870,830	2,544,594	2,870,830	2,544,594
Marketable securities	6,776,942	6,026,365	13,067,980	15,640,776
Customers	530,536	719,906	4,760,110	5,094,976
Asset contractual transmission	0	0	7,620,390	7,356,356
Loans and financing	2,399,282	2,275,301	1,627,183	1,251,766
Remuneration of equity interests	3,758,643	5,028,731	267,547	443,142
Taxes to recover	456,770	456,725	890,104	755,906
Income tax and social contribution	833,034	640,191	2,208,944	1,487,777
Reimbursement rights	798,782	741,255	829,546	768,848
Warehouse	269	293	389,156	627,573
Nuclear fuel stock	0	0	0	487,895
Derivative financial instruments	0	0	527,232	690,333
Hydrological risk	0	0	0	0
Others	1,157,917	685,320	2,234,689	2,014,705
Asset held for sale	289,331	289,331	382,257	387,690
TOTAL CURRENT ASSETS	**19,902,659**	**19,415,396**	**40,103,208**	**39,744,996**
NON CURRENT				
LONG-TERM REALIZABLE				
Reimbursement rights	2,453,773	5,529,316	2,542,600	5,627,386
Loans and financing	5,188,582	8,180,605	2,637,380	4,591,761
Customers	0	0	742,355	993,080
Marketable Securities	407,485	398,280	1,365,781	1,093,476
Nuclear fuel stock	1,243,927	0	1,243,927	0
Taxes to recover	0	0	0	1,490,820
Current Income Tax and Social Contribution	3,365	3,365	416,212	449,258
Escrow deposits	0	0	1,338,240	1,500,987
Transmission contractual asset	6,842,058	6,393,647	8,898,152	8,247,485
Financial assets - Concessions and Itaipu	0	0	54,390,112	52,158,612
Derivative financial instruments	378,429	428,865	378,429	2,601,027
Advances for future capital increase	0	0	526,570	653,022
Remuneration of equity interests	20,965,127	3,932,463	0	0
Hydrological risk	0	0	0	0
Decommissioning Fund	0	2,055,713	0	2,055,713
Others	1,970,349	2,024,412	1,155,492	1,087,508
	39,453,095	**28,946,666**	**75,635,250**	**82,550,135**
INVESTMENT	104,295,461	88,740,622	33,492,564	27,647,781
Fixed assets net	231,983	235,453	16,594,347	33,367,981
INTANGIBLE	61,382	61,387	79,425,499	4,992,176
TOTAL NON-CURRENT ASSETS	**144,041,921**	**117,984,128**	**205,147,660**	**148,558,073**
TOTAL ASSETS	**163,944,580**	**137,399,524**	**245,250,868**	**188,303,069**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

(R$ thousand)

Liabilities and Equity	Parent Company		Consolidated	
	06.30.22	31.12.21	06.30.22	31.12.21
CURRENT				
Loans and financing and Debentures	3,650,123	5,310,178	6,260,466	8,234,753
Compulsory loan	1,322,095	1,216,335	1,322,095	1,216,335
Suppliers	689,280	773,858	2,264,077	4,031,532
Advances from customers	1,653,515	1,370,946	1,756,145	1,460,455
Taxes payable	90,304	259,336	495,582	804,485
Income tax and social contribution	335,819	0	700,739	19,624
Remuneration to shareholders	1,453,301	1,381,111	1,468,344	1,406,891
Financial liabilities - Concessions and Itaipu	412,575	578,626	412,575	578,626
Estimated liabilities	161,141	153,568	1,451,683	1,602,947
Reimbursement Obligations	1,721,328	836,744	1,721,328	859,003
Post-employment benefits	0	0	253,208	233,304
Provisions for contingencies	2,350,752	2,267,649	2,350,752	2,267,649
Regulatory charges	0	0	937,850	542,913
Obligations arising from Law 14.182/2021	0	0	5,147,136	0
Lease	7,983	7,773	205,572	209,774
Others	96,577	64,061	323,877	246,700
	13,944,793	**14,220,185**	**27,071,429**	**23,714,991**
Liabilities associated with assets held for sale	0	0	171,875	168,381
	13,944,793	**14,220,185**	**27,243,304**	**23,883,372**
NON-CURRENT				
Loans and financing and Debentures	17,316,216	19,294,960	29,002,766	35,780,892
Suppliers	0	0	0	16,555
Advances from customers	0	0	130,022	186,348
Obligation for asset retirement	0	0	0	3,268,301
Provisions for contingencies	24,051,130	23,666,275	32,146,817	31,142,222
Post-employment benefits	859,062	885,455	4,951,330	5,851,502
Obligations arising from Law 14.182/2021	0	0	33,880,052	0
Provision for unsecured liabilities	0	0	1,405	708,516
Onerous contracts	0	0	147,636	428,164
Lease	36,476	40,560	610,619	693,710
Concessions payable - Use of public goods	0	0	84,612	81,655
Advances for future capital increase	81,525	77,336	81,525	77,336
Sector Charges	0	0	449,656	649,341
Deferred income tax and social contribution	445,701	569,816	7,173,806	7,244,737
Others	497,292	2,523,733	1,602,746	1,613,042
TOTAL NON-CURRENT LIABILITIES	**43,287,402**	**47,058,135**	**110,985,867**	**88,002,933**
EQUITY				
Share capital	65,319,183	39,057,271	65,319,183	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	30,890,165	30,890,165	30,890,165	30,890,165
Other comprehensive cumulative results	-7,672,816	-7,693,402	-7,672,816	-7,693,402
Non controlling shareholdins	0	0	309,312	295,560
	4,308,683	0	4,308,683	0
TOTAL SHAREHOLDERS' EQUITY	**106,712,385**	**76,121,204**	**107,021,697**	**76,416,764**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**163,944,580**	**137,399,524**	**245,250,868**	**188,303,069**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Income Statement

(R$ thousand)

	Parent Company		Consolidated	
	06.30.22	06.30.21	06.30.22	06.30.21
NET OPERATING REVENUE	**101,414**	**188,409**	**17,017,865**	**14,907,403**
Operating costs				
Personnel, Material and Services	0	0	-1,594,710	-1,329,400
Energy purchased for resale	-16,548	-156,499	-1,040,275	-1,006,334
Charges upon use of electric network	0	0	-1,149,098	-886,979
Fuel for electricity production	0	0	-1,098,305	-1,004,397
Construction	0	0	-512,455	-410,507
Depreciation	0	0	-490,578	-522,021
Amortization	0	0	-403,537	-21,651
Operating Provisions /Reversals net	0	0	0	-7,585
Others Costs	0	0	-120,994	-200,542
GROSS RESULT	**84,866**	**31,910**	**10,607,913**	**9,517,987**
Operating expenses				
Personnel, Supllies and Services	-296,340	-258,284	-1,446,123	-1,456,343
Depreciation	-5,622	-6,079	-87,219	-48,742
Amortization	-5	-5	-16,898	-14,496
Donations and contributions	-59,634	-43,598	-86,777	-80,425
Operating Provisions /Reversals net	-1,459,218	-1,313,043	-4,264,994	-1,990,695
Others	-70,463	-195,444	-500,242	-539,796
	-1,891,282	**-1,816,453**	**-6,402,253**	**-4,130,497**
OPERATING INCOME BEFORE FINANCIAL RESULT	**-1,806,416**	**-1,784,543**	**4,205,660**	**5,387,490**
Resultado Financeiro				
Financial result				
Financial income				
Income from interest, commissions and fees	664,107	470,017	532,200	362,981
Income from financial investments	320,719	88,777	885,997	175,288
Moratorium on electricity	0	11,549	235,349	131,965
Active monetary updates	791,576	748,388	834,075	757,142
Active exchange rate variations	1,249,954	1,122,040	1,265,216	1,177,224
Interest Income on Dividends	296,669	0	5,082	0
Gains with derivatives	0	0	2,040	437,428
Other financial income	29,337	28,591	119,758	115,995
Financial expenses				
Debt charges	-899,980	-654,203	-1,519,652	-970,675
Leasing charges	-2,167	-2,517	-276,748	-226,444
Charges on shareholders' funds	-4,189	-945	-5,258	-39,032
Passive monetary updates	-1,019,592	-376,441	-1,151,441	-514,890
Passive exchange rate variations	-948,102	-835,345	-840,682	-827,795
Monetary adjustment - Obligations with CDE	0	0	-106,873	0
Monetary Update - Revitalization of Hydrographic Basins	0	0	-19,435	0
Losses with derivatives	0	0	-291,593	0
Other financial expenses	-264,064	-331,436	-530,646	-399,284
	214,268	**268,475**	**-862,611**	**179,903**
INCOME BEFORE EQUITY	**-1,592,148**	**-1,516,068**	**3,343,049**	**5,567,393**
RESULTS OF EQUITY	4,472,407	5,769,262	1,112,585	600,844
OUTRAS RECEITAS E DESPESAS	574,658	0	242,062	0
OTHER REVENUE AND EXPENDITURE	**3,454,917**	**4,253,194**	**4,697,696**	**6,168,237**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Current Income Tax and Social Contribution	-335,819	-113,188	-1,346,888	-1,417,981
Deferred Income Tax and Social Contribution	0	0	-220,500	-590,989
NET INCOME FOR THE PERIOD from Continuing Operations	**3,119,098**	**4,140,006**	**3,130,308**	**4,159,267**
NET INCOME (LOSS) FROM THE DISCONTINUED OPERATION	986,785	-20,067	986,785	-20,204
NET INCOME FOR THE PERIOD	**4,105,883**	**4,119,939**	**4,117,093**	**4,139,063**

Cash Flow Statement

(R$ thousand)

	Parent Company		Consolidated	
	06.30.22	**06.30.21**	**06.30.22**	**06.30.21**
Operating Activities				
Income before income tax and social contribution	3,454,917	4,253,194	4,697,696	6,168,237
Depreciation and amortization	5,628	6,084	998,232	606,910
Net foreign exchange rate variations	-73,836	-658,642	19,140	-591,681
Financial charges	-54,440	187,648	1,264,376	873,170
Equivalence equity results	-4,472,407	-5,769,262	-1,112,585	-600,844
Other Income and Expenses	-574,658	0	-242,062	0
Revenue from the contractual asset - transmission	0	0	-9,219,342	-7,505,982
Construction Revenue Generation	0	0	-7,324	-24,904
Contractual revenue - Transmission	0	0	505,131	385,603
Regulatory Remeasurements - Transmission Contracts	0	0	0	0
Operating provisions (reversals)	1,459,218	1,313,043	4,264,994	1,998,280
Participation of non-controlling shareholders	0	0	-16,972	-28,959
GSF reimbursement	0	0	0	0
Financial instruments - derivatives	0	0	289,553	-437,428
Others	-153,988	-34,497	-347,002	243,743
	-3,864,484	**-4,955,626**	**-3,603,861**	**-5,082,092**
(Increases) / decreases in operating assets				
Customers	**0**	**2**	**-423,996**	**-13,340**
Marketable securities	-750,576	-3,577,740	1,750,566	-5,018,425
Reimbursement rights	111,517	0	117,589	1,922
Warehouse	24	18	-40,658	-122,797
Nuclear fuel stock	0	0	0	141,802
Financial assets - Itaipu	-115,615	1,185,857	-115,615	1,185,857
Assets held for sale	0	0	5,433	-827,541
Hydrological risk	0	0	0	10,739
Credits with subsidiaries - CCD	0	0	0	0
Others	1,252,142	274,719	1,242,786	926,073
	497,492	**-2,117,144**	**2,536,105**	**-3,715,710**
Increase / (decrease) in operating liabilities				
Suppliers	-13,102	-265,982	-469,462	-823,631
Advances	0	-1	-43,205	-45,979
Lease	-3,874	-3,896	274,440	222,090
Estimated liabilities	7,573	17,121	12,007	-48,847
Indemnification obligations	0	0	0	131,337
Sectorial charges	0	0	141,255	-95,301
Liabilities associated with assets held for sale	0	0	3,494	0
Others	0	0	0	0
	-107,244	**-123,672**	**-288,803**	**250,538**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.

Payment of financial charges	-742,622	-582,177	-1,316,387	-789,502
Payment of financial charges - leases	0	0	-1,944	-2,336
Revenue of RAP and indemnities	0	0	6,762,887	8,281,852
Revenue of financial charges	318,037	465,768	151,269	319,138
Payment of income tax and social contribution	-85,402	-130,052	-1,505,506	-1,811,773
Revenue of remuneration for investments in equity interests	2,126,054	3,972,555	778,040	1,148,122
Supplementary pension payment	-26,393	-7,372	-181,653	-153,894
Payment of legal contingencies	-930,340	-639,099	-1,027,465	-1,193,401
Bonds and related deposits	-351,999	-61,797	-678,550	-14,373
Net cash from (used in) operating activities of continuing operations	**278,614**	**-178,179**	**6,240,357**	**2,744,475**
Net cash from (used in) operating activities of discontinued operations	**0**	**0**	**-2,908,844**	**-183,689**
Net cash from (used in) operating activities	**278,614**	**-178,179**	**3,331,513**	**2,560,786**
Financing activities				
Loans and financing obtained and debentures obtained	44,746	2,700,000	2,544,746	2,723,456
Payment of loans and financing and debentures - principal	-2,851,964	-2,006,125	-4,120,536	-3,024,879
Payment of remuneration to shareholders	-241	-2,281,955	-8,484	-2,319,801
Receipt of advance for future capital increase	0	0	0	0
Payment of finance leases	0	0	-359,789	-306,299
Others	0	0	0	-8,979
Net cash from (used in) continuing operations financing activities	**-2,807,458**	**-1,588,081**	**-1,944,063**	**-2,936,502**
Net cash from (used in) the financing activities of discontinued operations	**0**	**0**	**-174,814**	**678,848**
Net cash from (used in) financing activities	**-2,807,458**	**-1,588,081**	**-2,118,877**	**-2,257,654**
Investing activities				
Receipt of loans and financing	1,815,470	3,168,745	1,164,663	2,586,470
Payment of share capital	26,287,340	0	26,287,340	0
Acquisition of fixed assets	-2,153	-2,467	-322,009	-340,057
Acquisition of intangible assets	0	-9,308	-28,150,288	-25,837
Acquisition / capital investment in equity	-54,523	0	-1,671,756	-135,407
Acquisition of contractual asset	-26,597,749	-759,218	0	
Advance concession for future capital increase	1,103,398	1,086	1,103,398	19,361
Transmission infrastructure - contractual asset	0	0	-486,582	-385,603
Others	0	0	13,521	-50,839
Net cash from (used in) investing activities in continuing operations	**2,551,784**	**2,398,839**	**-2,061,713**	**818,088**
Net cash from (used in) the investing activities of discontinued operations	**0**	**0**	**3,079,754**	**-488,409**
Net cash from (used in) investing activities	**2,551,784**	**2,398,839**	**1,018,041**	**329,679**
Increase (decrease) in cash and cash equivalents	**22,939**	**632,579**	**2,230,677**	**632,811**
Cash and cash equivalents at the beginning of the year of continuing operations	7,384	21,630	192,659	277,556
Cash and cash equivalents at the end of the year from continuing operations	30,323	654,209	2,427,240	903,617
	22,939	**632,579**	**2,230,677**	**632,811**

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.